CONSULTING AGREEMENT
                                     BETWEEN
                              THE TIREX CORPORATION
                                       AND
                                MICHAEL D.A. ASH


Whereas The Tirex Corporation (party of the first part, hereinafter referred to as "Tirex") wishes to engage the services of Michael Ash (party of the second part, hereinafter referred to as "Ash") to act in the capacity of Secretary-Treasurer and Chief Financial Officer of The Tirex Corporation, and

Whereas Michael D.A. Ash has agreed to act in such capacity for the benefit of The Tirex Corporation, subject to the terms and conditions enunciated hereafter,

It is agreed, this twenty-third (23rd) day of September 1999 that Tirex will engage the services of Ash to undertake the role of Secretary-Treasurer and Chief Financial Officer of Tirex for the period commencing September 1, 1999 and ending September 30, 2000.

Ash  agrees to  fulfill  the role of  Secretary-Treasurer  and  Chief  Financial
Officer of Tirex and will assume all responsibilities and duties normally attributable to such a function within the context of a public corporation reportable to the Government of the United States of America and all agencies and commissions thereof.

Tirex agrees to compensate Ash for the accomplishment of such functions through the issuance of shares of Tirex (currently listed on the NASDAQ-OTC Bulletin Board under the symbol TXMC), and Ash agrees that, in the absence of any amendment to this agreement which might be concluded by mutual consent of the parties and with the exception of bonuses which might, at the sole discretion of the Board of Directors of Tirex, be declared, no other compensation will be paid to Ash.

Tirex agrees to issue to Ash 2,000,000 shares of the common share capital of Tirex upon signing of this agreement and to release 300,000 of such shares immediately, the balance of 1,700,000 shares to be held in escrow and released in those quantities and on those dates as listed below:

         300,000 shares for immediate release upon signing of this agreement as noted above,

         400,000 shares to be released on October 31. 1999

         400,000 shares to be released January 31, 2000

         400,000 shares to be released April 30, 2000

         400,000 shares to be released July 31, 2000 100,000 shares to be released September 30, 2000

Tirex agrees to undertake such measures required to enable Ash to trade such shares received as soon as possible as permitted by US Securities Laws.

Tirex agrees that the issue price of the shares shall be 50% of the average of the high and low actual share transaction price which will have occurred on the day preceding the date of issuance of said shares.

This Agreement is irrevocable and the shares will be released on the above-noted dates except in those circumstances where Tirex would be able to prove that Ash would have acted in a dishonest manner to the detriment of Tirex, where Ash would have undertaken acts which would constitute gross negligence to the detriment of Tirex, or where Ash would express in writing a desire to terminate this agreement prior to its intended date of termination, having given notice of at least ninety (90) days of such intent to terminate the agreement, under which circumstances, all shares issuable on the prescribed dates prior to the effective date of termination will be issued and any remaining unissued shares will be returned to treasury of Tirex. Where termination of the agreement is for alleged dishonesty or gross negligence, the shares to be released to Ash will include all shares to be released on the above-noted dates and any remaining shares will be returned to the treasury of Tirex. In the event that any allegations of dishonesty or gross negligence are not proven before an independent person or tribunal mutually acceptable to both parties or before a court of law, Tirex will immediately issue all remaining shares plus an additional million (1,000,000) shares as compensatory damages to Ash.

In the event that Tirex would be sold to or merged with another company and that the merged company or the acquiring company would not require the services of Ash, an additional million (1,000,000) shares of Tirex, convertible into the shares of the merged company or the acquiring company at the price established for the merger or acquisition will be paid to Ash.

Tirex agrees that any or all shares to be issued under this agreement shall be issued to Ash or any other person, moral or physical, designated by Ash, at the sole discretion of Ash.

Tirex agrees that, in the event of a dispute which is resolved for the most part in favor of Ash, Tirex will indemnify Ash for all legal costs incurred by Ash to obtain such resolution, including costs imposed by the judicial system for the resolution of the dispute. In all other cases, the parties will bear their own legal costs and the parties will share equally those costs imposed by the judicial system for the resolution of the dispute.

This agreement will be automatically renewable for successive one year periods unless either party gives written notice of an intent to not renew the agreement on or before the June 30th prior to the prescribed date of termination. In the event of renewal of the agreement, Tirex will cause to be paid to Ash two million (2,000,000) shares of the common share capital of Tirex for each year of renewal, which shares will be issued to the name of Ash or any other person, moral or physical, designated by Ash, and released in four equal quantities of 500,000 shares each time, on September 30th, December 31st, March 31st and June 30th of the renewal period. In the event of a split or reverse split of the shares of Tirex, the shares to be issued to Ash following the date of such split or reverse split will be adjusted to take into account the effect of such split or reverse split in the same proportions of such split or reverse split.

In the event that the majority of the directors of Tirex, in their sole discretion, would deem that a bonus would be paid to Ash, such bonus will be paid in common shares of Tirex, unless another form of payment is mutually agreed by both parties, issuable at a price equal to 50% of the high and low trading prices of the shares of Tirex on the day preceding the day on which the bonus was granted by the Board of Directors of Tirex.

Tirex agrees to reimburse in cash, upon presentation of claim, all reasonable expenses incurred by Ash on behalf of and for the benefit of Tirex. In the event of termination of this agreement for cause or otherwise, Tirex agrees to pay promptly to Ash all outstanding and reasonable claims for expenses incurred by Ash on behalf of and for the benefit of Tirex.

The parties mutually agree that this agreement shall be governed by the laws of the State of Delaware.

Signed this 23rd day of September, 1999,

FOR AND ON BEHALF OF THE TIREX CORPORATION                  BY: MICHAEL D.A. ASH


/s/ TERENCE C. BYRNE                                        /s/ MICHAEL D.A. ASH
-----------------------------------------                   --------------------
Michael D.A. Ash                                                Michael D.A. Ash
Terence C. Byrne
Chairman of the Board of Directors and
Chief Executive Officer